Exhibit (A37)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, NY 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Group Supplemental Retirement Annuity Certificate

[ Effective Date: Attached at issue / Upon receipt / Specific date / Date of Issue, and as part of endorsement END-G1250.1-ACC, if such endorsement applies / Upon receipt, and as part of END-G1250.1-ACC, if such endorsement applies ]

This endorsement modifies the provisions of your TIAA Group Supplemental Retirement Annuity Certificate and becomes part of it. Please read this endorsement and attach it to your certificate.

The following provisions are added to your certificate:

The term Investment Account refers to the Real Estate Account or to any subaccount of any other Separate Account available under the certificate.

Retirement Plan Loans

In addition to the loan provisions already described in your certificate, to the extent your employer's plan so provides and in accordance with section 72(p) of the IRC, as amended, and ERISA, to the extent applicable, you may request a Retirement Plan Loan from your available Traditional Annuity accumulation or your Investment Account accumulations, at any time prior to the annuity starting date. The amount of a Retirement Plan Loan may generally not exceed the least of:

i)the total of your available Traditional Annuity accumulation and your Investment Account accumulations;

ii)[50%] of the present value of your vested accrued benefit under any of your employer's plans; and

iii)[$50,000]

In determining the amount available for a Retirement Plan Loan, all plans of your employer, including 403(b), 401(a), 403(a) and 457(b) plans, to the extent loans are available, and all such plans of any related employers under IRC Section 414(b), (c) or (m) shall be considered employer plans for this purpose.

A request for a Retirement Plan Loan must be made on or before the annuity starting date in accordance with the terms of your certificate. A Retirement Plan Loan will be effective as of the business day on which we receive your request, in a form acceptable to TIAA as well as any spousal waiver that may be required under ERISA or the terms of your employer's plan. TIAA will determine all values as of the end of the effective date. You can't revoke a request for a Retirement Plan Loan after its effective date. TIAA may defer the payment of a Retirement Plan Loan from the available Traditional Annuity accumulation for up to six months.

If you request a Retirement Plan Loan from your available Traditional Annuity accumulation, we will disburse the portion of your Traditional Annuity accumulation you choose, less any charges.

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A Retirement Plan Loan reduces the accumulations from which it is paid by the amount of the loan chosen. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan. Any loan repayments applied to the certificate will be applied as new premiums. If you choose a Retirement Plan Loan from your available Traditional Annuity accumulation and different rate schedules apply to different parts of your accumulation, the reduction in your accumulation will be allocated among the parts on a pro-rata basis in accordance with procedures established by TIAA.

The provision defining the components of the Traditional Annuity accumulation is modified such that the Traditional Annuity accumulation is reduced by the amount of any Retirement Plan Loan paid from the available Traditional Annuity accumulation.

President and

Chief Executive Officer

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